June 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Attention:	Sara von Althann

Re:	CapWest Income LLC
Post-Qualification Offering Circular Amendment No. 3 on Form 1-A
File No. 024-10620

Acceleration Request
	Requested Date:	June 13, 2019
	Requested Time:	11:00 a.m. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, CapWest Income, LLC (the “Company”) hereby respectfully requests that the above-referenced Post-Qualification Offering Circular Amendment No. 3 on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Bryan Clark, counsel to the Company, to make such request on its behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert comments that it has received from the Staff and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We request that we be notified of the qualification of the Offering Statement by telephone call or email to me Bryan Clark at (702) 527-5277.

Please direct any questions or comments regarding this acceleration request to me, Bryan Clark at (702) 5s27-5277.

Very truly yours,

CapWest Income, LLC

/s/Bryan Clark

Bryan R Clark, Esq.

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